Teva Provides Updated 2012 Non-GAAP Financial Outlook; Updated 2012 Non-GAAP Diluted EPS of
$5.30 to $5.40

JERUSALEM, May 24, 2012 – On its conference call today, Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) provided its current outlook for non-GAAP financial performance for the full year ending December 31, 2012. This outlook is summarized below.

•	Total net sales of approximately $20-$21 billion, consisting of total U.S. net sales of $10.5 billion, total European net sales of $5.8 billion, and total ROW net sales of $4.2 billion. These figures include the following major business lines:

•	Generic product (including API) net sales of approximately $10.7 billion, consisting of U.S. generic sales of $4.6 billion, European generic sales of $3.4 billion, and ROW generic sales of $2.7 billion.

•	Brand product net sales of approximately $8.0 billion including estimated global net sales of the following products:

•	COPAXONE® of $3.8 billion

•	TREANDA® of $580 million

•	Women’s Health products of $500 million

•	ProAir® HFA of $430 million

•	QVAR® of $350 million

•	PROVIGIL® of $420 million

•	AZILECT® of $340 million

•	NUVIGIL® of $300 million oOTC net sales of approximately $1 billion oOther net sales, mostly distribution of third party products, of approximately $800 million.

•	Non-GAAP gross profit margin (which excludes amortization of intangible assets of approximately $1.4 billion) between 59% and 61%.

•	Net R&D expenses between 6.8% and 7.2% of net sales. This includes clinical support of 30 late stage innovative drug candidate programs.

•	Non-GAAP selling & marketing expenses (which excludes amortization of intangible assets) between 18% and 20% of net sales. This includes royalties of approximately $400 million.

•	General and administrative expenses between 5.4% and 6.0% of net sales.

•	Non-GAAP net financial expenses of approximately $350 million.

•	Non-GAAP diluted earnings per share between $5.30 and $5.40.

•	Estimated fully diluted average number of shares between 870 and 876 million.

•	Tax provision on our non-GAAP pretax income between 13% and 14.5%.

These estimates reflect management’s current expectations for Teva’s performance in 2012. Actual results may vary, whether as a result of FX differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects. The non-GAAP data presented by Teva are the results used by Teva’s management and board of directors to evaluate the operational performance of the company, to compare against the company’s work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

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